Exhibit 99.6

RE: ESPP Notice

Hello Pfenexians!

Pfenex Inc. (the “Company”) previously distributed to you the prospectus for the Pfenex Inc. 2014 Employee Stock Purchase Plan (the “ESPP”), which summarizes the key features of the ESPP (the “Prospectus”). The purpose of this document (the “Notice”) is to update the information that was provided to you under the Prospectus, as described in further detail below, and to notify you of how the ESPP will be treated in connection with the Merger Agreement (as described below).

As you may be aware, on August 10, 2020 (the “Signing Date”), the Company entered into an Agreement and Plan of Merger with Ligand Pharmaceuticals, Incorporated (“Parent”) (such agreement, the “Merger Agreement,” and the transactions contemplated under it, the “Merger”), pursuant to which, upon the completion of the Merger, the Company will become a wholly owned subsidiary of Parent. Please read this Notice carefully as it explains how the ESPP and the ESPP offering period that begins on August 15, 2020 will be impacted in connection with the Merger. Currently, the Merger is expected to close in the fourth quarter of the Company’s 2020 fiscal year. The date that the Merger actually closes is referred to in this Notice as the “Closing Date.”

ESPP Termination

Any offering periods and purchase periods under the ESPP that are ongoing as of the Signing Date will continue in accordance with their existing terms, except as follows:

1.    All outstanding purchase rights under the ESPP will automatically be exercised, in accordance with the terms of the ESPP, no later than one business day prior to the effective time that the Merger occurs (the “Final Purchase”);

2.    Each individual participating in the ESPP shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of the Merger Agreement, or (y) to make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement; and

3.    No individual who is not participating in the ESPP as of the date of the Merger Agreement may commence participation in the ESPP following the date of the Merger Agreement.

Effective as of no later than immediately preceding the effective time of the Merger, the Company will terminate the ESPP. The ESPP will terminate with the Final Purchase, and no further purchase rights will be granted under the ESPP thereafter. We will notify each participant in writing or electronically prior to the Final Purchase, that the exercise date for the participant’s option has been changed to the date of the Final Purchase and that your option under the ESPP, if any, will be exercised automatically on the date of the Final Purchase. All shares of Company Common Stock purchased in the Final Purchase shall be cancelled at the effective time of the Merger and converted into the right to receive the per share consideration provided for under the Merger Agreement in accordance with the terms and conditions of the Merger Agreement.

Enrollment Information

The ESPP gives employees the opportunity to purchase Pfenex stock at a discount of at least 15%.

OPEN ENROLLMENT INFORMATION FOR OFFERING PERIOD #13 FOR CURRENT ESPP PARTICIPANTS:

As noted above, no individual who is not participating in the ESPP as of August 10, 2020, may commence participation in the ESPP.

For current ESPP participants, enrollment for the offering period #13 is open and will be closing on Friday, August 14 at 4:00pm PST. This offering period will begin on Monday, August 17, 2020 and last until the earlier of (x) approximately 24 months after it begins or (y) day prior to the effective time of the Merger, which will be no later than one business day prior to the Merger effective time. If you would like to enroll in or exit your current offering to enter into this new offering period, you will need to complete the attached form and return it to Lali Cespedes Friday, August 14 at 4:00pm PST. This is a hard timeline and we will not be able to make any exceptions. Lali’s e-mail is ccespedes@pfenex.com. PLEASE NOTE THAT IN CONNECTION WITH ENROLLMENT YOU WILL NOT BE PERMITTED TO INCREASE THE AMOUNT OF YOUR ESPP CONTRIBUTIONS FROM THE RATE IN EFFECT ON AUGUST 10, 2020.

IMPORTANT INFORMATION FOR CURRENT ESPP PARTICIPANTS

The information in this table is subject to the information provided above under the caption “ESPP Termination.” In particular, it is anticipated that the ESPP will terminate prior to the last purchase date described below.

Please see below for some important information concerning the active offering periods scheduled to purchase on August 17, 2020. Please note that there generally are four 6-month purchase periods within each offering period. If you do not make any decreases to your participation, your participation will continue in the offering period that you are enrolled in. Your purchases will continue to occur on each of the purchase dates for each purchase period. As long as you remain in the offering period that you are enrolled in, the applicable enrollment date market value will apply in determining your purchase price when a purchase occurs.

OFFERING PERIOD	OFFERING PERIOD NUMBER	OFFERING PERIOD DATE RANGE	ENROLLMENT (SUBSCRIPTION) DATE	PURCHASE PERIOD BEGIN DATE	PURCHASE DATE	ENROLLMENT (SUBSCRIPTION) DATE FMV	NOTE
Offering 10-Purchase 3	10-3	2/15/2019 TO 2/16/2021	2/15/2019	2/15/2019	08/17/2020	$4.03
Offering 11-Purchase 2	11-2	8/15/2019 TO 8/16/2021	8/15/2019	8/15/2019	08/17/2020	$6.83
Offering 12-Purchase 1	12-1	2/15/2020 TO 2/16/2022	2/15/2020	2/15/2020	08/17/2020	$12.98

LIMITATIONS ON ESPP PURCHASES:

•	The ESPP plan limits the number of shares you can purchase to a maximum of 700 shares per purchase period.

•	The maximum value that can be purchased for outstanding offering periods per calendar year is $25,000, based on the Subscription Date market value.

How can you participate in Offering Period #13 that is beginning on August 17, 2020 if you are currently enrolled in an ongoing offering period (either offering 10, 11 or 12)?

If you are currently participating in either Offering Period #10, #11 or #12 but would prefer to participate in Offering Period #13, scheduled to begin on August 17, 2020, you will be required to withdraw from your current participation in the offering period in which you are enrolled in and re-enroll into Offering Period #13 no later than August 14, 2020.

The enrollment date market value on August 17, 2020 for Offering Period #13 will be the locked-in market value basis for the Offering Period #13. Although we don’t know what the market value will be on August 17, 2020 nor the future market values on any future purchase date(s) for the offering, the purchase price will be based on the lesser of the market value at the enrollment date of August 17, 2020 or the purchase date market value minus the 15% discount.

For your reference, Pfenex is currently trading around $7.66 per share (based on August 10, 2020 trading quotes on WSJ.com). The share price in the Merger is expected to be approximately $12.00 per shares. Although we cannot guarantee or know what the market value will be on August 17, 2020, this may provide you some reference point for your consideration in your ongoing participation in the current offering that you are participating in.

For additional information please check out the HR website - https://in.pfenex.com/pfenex-hr/

Please reach out to me or Lali if you have questions.

Thanks,

Dave